September 11, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re:	Transgenomic, Inc.
Registration Statement on Form S-3
Filed July 22, 2015
File No. 333-205793

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Transgenomic, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-205793) of the Company (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2015, be accelerated so that such Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on Wednesday, September 16, 2015, or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by selling stockholders.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

The Company hereby acknowledges that: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com.

Sincerely,

TRANSGENOMIC, INC.

By:	/s/ Paul Kinnon
Paul Kinnon
President & Chief Executive Officer

cc:	Leon Richards, Transgenomic, Inc.

Jeffrey T. Hartlin, Paul Hastings LLP

Transgenomic, Inc.	Transgenomic, Inc.	Transgenomic, Inc.	Transgenomic Limited*
12325 Emmet Street	5 Science Park	2032 Concourse Drive	40 Watt Road, Hillington Park
Omaha, NE, 68164, USA	New Haven, CT 06511, USA	San Jose, CA 95131, USA	Glasgow G52 4RY, UK
Tel: (402) 452-5400	Tel: (877) 274-9432	Tel: (408) 432-3230	Tel: (44) 141 892 8800
Fax: (402) 452-5401	Fax: (855) 263-8668	Fax: (408) 894-0405	Fax: (44) 141 883 5967

*Registered in England and Wales. Registered Office: DWF LLP, 1 Scott Place, 2 Hardman Street, Manchester M3 3AA. Registration No. 03257373